SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 12, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 12, 2014, entitled “Syneron Reports Third Quarter 2014 Results.”

The GAAP financial statement tables included in the press release (pages 7-9 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title" Chief Financial Officer

Date: November 12, 2014

Syneron Reports Third Quarter 2014 Results

Total revenue of $60.3 million; North America revenue grew 16.3% y/y

Generated $4.9 million in cash from operations

Received FDA clearance for PicoWay; immediate U.S. launch in November 2014

UltraShape U.S. full commercial launch underway

Yokneam, Israel, November 12, 2014 - Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three months period ended September 30, 2014.

Third Quarter 2014 and Third Quarter 2013 on a Pro-Forma1 (Excluding Syneron Beauty) and Non-GAAP2 Basis and Recent Highlights:

•	Total revenue of $60.3 million, up 8.3% year-over-year.
•	North American sales grew 16.3% year-over-year.
•	Non-GAAP gross margin of 55.6%, compared to 54.5% in Q3 2013.
•	Generated $4.9 million in cash from operations; ended quarter with $100.4 million in cash and cash equivalents, and no debt.
•	PicoWay immediate U.S. launch underway following FDA clearance at the end of October
•	UltraShape full commercial launch began in October

Revenue3: Third quarter 2014 revenue was $60.3 million, up 8.3%, compared to $55.7 million in the third quarter 2013 on a pro forma basis (excluding Syneron Beauty). The increase was the result of growth in the North American and EMEA regions and relatively flat results in the APAC region, partially offset by lower revenue in the LATAM region. Third quarter 2013 reported revenue was $62.7 million (including Syneron Beauty).

Amit Meridor, Chief Executive Officer of Syneron, said, “Third quarter revenue grew 8.3% year-over-year, including strong 16.3% growth in North America. This was driven by the expansion of our sales force, the controlled market release of UltraShape™ and the addition of the CoolTouch product portfolio. Our third quarter revenue also benefitted from 14.0% growth in the EMEA region, driven by improved macroeconomic conditions and strong execution. We generated $4.9 million in cash, making the third quarter 2014 our second consecutive quarter showing positive cash flow. As a result, we ended the quarter with a strong balance sheet that includes $100.4 million in cash and cash equivalents, and no debt.”

1 The third quarter 2014 year-over-year comparisons in the section titled “Third Quarter 2014 and Third Quarter 2013 on a Pro-Forma1 (Excluding Syneron Beauty) and Non-GAAP1 Basis; and Recent Highlights” are on a pro-forma basis, excluding Syneron Beauty from the  third 2013 results following its de-consolidation as of December 8, 2013.
2 The third quarter 2014 year-over-year comparisons in the section titled “Third Quarter 2014 and Third Quarter 2013 on a Pro-Forma2 (Excluding Syneron Beauty) and Non-GAAP2 Basis; and Recent Highlights” are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2014.”
3 The third quarter 2014 year-over-year comparisons, in the section titled “Revenue” are on a pro-forma basis, excluding Syneron Beauty from the third quarter 2013 results following its de-consolidation as of December 8, 2013.

Mr. Meridor added, “We are very excited by the FDA clearance of PicoWay and we are immediately making this cutting-edge product commercially available in the U.S. in November. This expands upon the international launch that began in late October, which has already generated a high level of interest in PicoWay. We believe we are well positioned for continued growth in North America with the full commercial launch of PicoWay and UltraShape and the continued expansion of our sales force, including our new dedicated body shaping team, which will drive our market share in these large market segments.”

Shimon Eckhouse, Active Chairman of Syneron, said, “We are very excited to launch two very important, technologically advanced aesthetic systems in the fourth quarter. UltraShape provides aesthetics practices with a new, highly effective, pain-free option for non-invasive fat destruction. It achieves results in as little as two-weeks and has the ability to precisely target fat for a customized body contouring treatment. In November we received FDA 510(k) clearance for PicoWay™, a new picosecond laser system approved for tattoo removal. PicoWay is a dual wavelength laser with the shortest pulsed duration and highest peak power of any aesthetic laser available in the market, making it a powerful new option for tattoo removal in the U.S. We have received very positive feedback regarding its performance since the international launch, which primarily began this October at the 23rd European Academy of Dermatology and Venereology (EADV) Congress in Amsterdam. We believe PicoWay will be well received by our global installed base of Candela customers and potential new customers, making it a significant potential growth driver in the fourth quarter and beyond.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 20144:

Gross Margin for the third quarter 2014 was 55.6%, up from 54.5% in the third quarter 2013. The increase in gross margin reflects mainly a more favorable geographic and product mix.

Operating Income for the third quarter 2014 was $2.6 million, down from $2.9 million in the third quarter 2013. This was the result of higher gross margin in the third quarter 2014, offset by the Company’s strategic investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team, along with additional operating expenses from CoolTouch following its acquisition in March 2014. These increased expenses were partially offset by a higher gross margin.

Net Income and Earnings Per Share in the third quarter 2014 were $0.9 million, or $0.03 per share, compared to net income of $2.5 million, or $0.07 per share in the third quarter 2013. Net income and earnings per share in the third quarter 2014 decreased by $0.9 million due to changes in foreign currency exchange rates compared to the U.S. dollar.

4 The third quarter 2014 year-over-year comparisons  in the section titled “Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2014” are on a pro-forma basis, excluding Syneron Beauty from the third quarter 2013 results following its de-consolidation as of December 8, 2013.

Neutralized for the foreign currency impact, third quarter 2014 non-GAAP earnings per share would have been $0.05.

Net income and earnings per share for the third quarter 2014 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.8 million
-	Stock-based compensation of $1.1 million
-	Re-measurement of contingent consideration of $0.5 million
-	Non-recurring and other legal fees of $0.4 million
-	Income tax positive adjustment of $0.5 million

GAAP Financial Highlights for the Third Quarter Ended September 30, 2014:

Gross Margin for the third quarter 2014 was 53.6%, up from 50.9% in the third quarter 2013. The increase in gross margin was primarily due to favorable geographic and product mix.

Operating Loss for the third quarter 2014 was ($1.1) million, same as in the third quarter 2013.

Operating Margin for the third quarter 2014 was (1.8%), same as in the third quarter 2013. This was the result of higher gross margin in the third quarter 2014, offset by the Company’s strategic investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team, along with additional operating expenses from CoolTouch following its acquisition in March 2014.

Net Loss and Loss Per Share in the third quarter 2014 was ($2.3) million, or ($0.06) per share, compared to net loss of ($1.3) million, or ($0.04) per share, in the third quarter 2013. Net income and earnings per share in the third quarter 2014 decreased by $0.9 million, or approximately $0.02 per share, due to changes in foreign currency exchange rates compared to the U.S. dollar. Neutralized for the foreign currency impact, third quarter 2014 GAAP loss per share would have been ($0.04).

Cash Position: As of September 30, 2014, the Company’s cash and cash equivalents were $100.4 million, compared to $96.4 million as of June 30, 2014.

Hugo Goldman, Chief Financial Officer of Syneron, said, “During the third quarter we delivered revenue growth, gross margin expansion and our second consecutive quarter of generating cash from operations  along with $0.03 in non-GAAP earnings per share. We achieved this while also making investments in the expansion of our North American sales force, including the establishment of our dedicated body shaping team to drive growth of the UltraShape system, and the integration of the CoolTouch business. We also benefitted from our continued focus on managing working capital, which has led to improvements in collection and a reduction in our day’s sales outstanding. All together, we believe we are well positioned to drive improved revenue growth and margin expansion.”

Use of Non-GAAP Measures and Pro-Forma Financials
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization of intangible assets, re-measurement of contingent consideration, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, legal settlement and related costs, impairment of intangible assets and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

In addition, this press release provides pro forma financials that exclude revenues from Syneron Beauty following its de-consolidation as of December 8, 2013 in various comparable periods.  A reconciliation of the comparable periods that include revenues from Syneron Beauty is contained in the accompanying financial tables.

Conference call and Presentation Slides
Syneron management will host its third quarter 2014 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. The webcast will include presentation slides regarding the third quarter results to accompany management’s prepared remarks. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q3 2014 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2342 in the U.S., and 646-254-3367 from overseas. The conference pass code is: 6927789.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about future growth prospects attributable to higher growth in North America due to our expanded sales team, development of our new dedicated body shaping team, integration of CoolTouch and advancement of our new product pipeline; our expected timetable and approach for introduction of UltraShape and its potential to building our leadership position in the high growth body shaping market; our expected timetable and approach for introduction of PicoWay and its potential to allowing us to penetrate the large and growing global market for tattoo removal and the treatment of pigmented lesions, as well as being a growth driver for us in the fourth quarter and beyond; and our belief that our investments in our sales force expansion, building of our Body Shaping Business Group and integration of the CoolTouch business will be strong contributors to improved revenue growth, margin expansion, as well as an increase in profitability and cash flow. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including the CoolTouch, UltraShape and PicoWay products, our ability to grow non-core market revenues, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Revenues	$60,257	$62,664	$181,688	$192,633
Cost of revenues	27,955	30,751	86,016	95,122

Gross profit	32,302	31,913	95,672	97,511

Operating expenses:
Sales and marketing	20,261	19,260	57,605	61,439
General and administrative	6,881	6,445	20,453	20,608
Research and development	5,752	7,007	18,141	22,956
Other expenses, net	507	327	1,523	870

Total operating expenses	33,401	33,039	97,722	105,873

Operating loss	(1,099)	(1,126)	(2,050)	(8,362)

Financial Income (expenses), net	(764)	77	(372)	(298)

Loss before tax benefit	(1,863)	(1,049)	(2,422)	(8,660)

Taxes on income (Tax benefit)	442	227	1,409	(493)

Loss before non-controlling interest	(2,305)	(1,276)	(3,831)	(8,167)

Net loss attributable to non-controlling interest	-	-	-	100

Loss attributable to Syneron shareholders	$(2,305)	$(1,276)	$(3,831)	$(8,067)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.06)	$(0.04)	$(0.10)	$(0.23)
Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Syneron shareholders	$(0.06)	$(0.04)	$(0.10)	$(0.23)

Weighted average shares outstanding:
Basic and Diluted	36,768	36,064	36,681	35,826

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2014	2013(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$40,712	$37,583
Short-term bank deposits	12,904	16,453
Available-for-sale marketable securities	32,014	28,933
Trade receivable, net	52,536	54,229
Other accounts receivables and prepaid expenses	14,241	14,262
Inventories	37,241	34,707

Total current assets	189,648	186,167

Long-term assets:
Severance pay fund	547	565
Long-term deposits and others	1,678	1,509
Long-term available-for-sale marketable securities	14,764	25,571
Investment in affiliated company	24,720	24,720
Property and equipment, net	5,889	6,603
Intangible assets, net	23,801	21,439
Goodwill	28,085	20,976
Deferred taxes	17,550	17,927

Total long-term assets	117,034	119,310

Total assets	$306,682	$305,477

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$17,981	$17,679
Deferred revenues	12,629	13,001
Other accounts payable and accrued expenses	27,380	27,831

Total current liabilities	57,990	58,511

Long-term liabilities:
Contingent consideration liability	10,037	7,896
Deferred revenues	2,785	3,461
Warranty accruals	823	779
Accrued severance pay	558	611
Deferred taxes	3,532	2,430

Total long-term liabilities	17,735	15,177

Stockholders' equity:	230,957	231,789

Total liabilities and stockholders' equity	$306,682	$305,477

(*) Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine-months ended
	September 30,	September 30,
	2014	2013
Cash flows from operating activities:
Net loss before non-controlling interest	$(3,831)	$(8,167)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	3,016	3,305
Depreciation and amortization	6,442	7,882
Impairments of intangible assets	1,477	-
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	629	812
Revaluation of contingent liability	601	807
Changes in operating assets and liabilities:
Trade receivable, net	931	(7,068)
Inventories	(2,676)	(10,078)
Other accounts receivables	1,177	(875)
Deferred taxes	(1,082)	83
Accounts payable	(648)	1,333
Deferred revenue	1,030	344
Accrued warranty accruals	(2,548)	(131)
Other accrued liabilities	(233)	(6,464)

Net cash used in operating activities	4,285	(18,217)

Cash flows from investing activities:
Purchases of property and equipment	(1,110)	(2,930)
Proceeds from the sale or maturity of marketable securities	31,002	34,178
Purchase of marketable securities	(23,984)	(50,510)
Proceeds from short-term bank deposits, net	3,546	5,513
Acquisition of a subsidiary	(11,016)	-
Other investing activities	(15)	(118)

Net cash provided by (used in) investing activities	(1,577)	(13,867)

Cash flows from financing activities:
Acquisition of shares held by non-controlling shareholders of a subsidiary	-	(5,156)
Proceeds from exercise of stock options	1,250	3,121

Net cash provided by (used in) financing activities	1,250	(2,035)

Effect of exchange rates on cash and cash equivalents	(829)	(1,497)

Net increase (decrease) in cash and cash equivalents	3,129	(35,616)

Cash and cash equivalents at beginning of period	37,583	66,359

Cash and cash equivalents at end of period	$40,712	$30,743

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended.
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

GAAP gross profit	$32,302	$31,913	$95,672	$97,511

Stock-based compensation	70	72	224	215
Amortization of intangible assets	1,110	1,301	3,010	4,008

Non-GAAP gross profit	$33,482	$33,286	$98,906	$101,734

GAAP operating loss	$(1,099)	$(1,126)	$(2,050)	$(8,362)

Stock-based compensation	1,057	979	3,016	3,306
Amortization of intangible assets	1,809	1,672	4,311	5,369
Remeasurement of contingent consideration	507	327	507	870
Other non-recurring items	350	212	1,889	2,863

Non-GAAP operating income	$2,624	$2,064	$7,673	$4,046

GAAP net loss attributable to Syneron shareholders	$(2,305)	$(1,276)	$(3,831)	$(8,067)

Stock-based compensation	1,057	979	3,016	3,306
Amortization of intangible assets	1,809	1,672	4,311	5,369
Remeasurement of contingent consideration	507	327	507	870
Other non-recurring items	350	212	1,889	2,863
Income tax adjustments	(478)	(393)	(1,138)	(1,498)

Non-GAAP net income attributable to Syneron shareholders	$940	$1,521	$4,754	$2,843

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders	$(0.06)	$(0.04)	$(0.10)	$(0.23)

Stock-based compensation	0.03	0.03	0.08	0.09
Amortization of intangible assets	0.05	0.05	0.12	0.15
Remeasurement of contingent consideration	0.01	0.01	0.01	0.02
Other non-recurring items	0.01	0.01	0.05	0.08
Income tax adjustments	(0.01)	(0.01)	(0.03)	(0.04)

Non-GAAP net income per share attributable to Syneron shareholders	$0.03	$0.04	$0.13	$0.08

Diluted
GAAP net loss attributable to Syneron shareholders	$(0.06)	$(0.04)	$(0.10)	$(0.22)

Stock-based compensation	0.03	0.03	0.08	0.09
Amortization of intangible assets	0.05	0.05	0.12	0.15
Remeasurement of contingent consideration	0.01	0.01	0.01	0.02
Other non-recurring items	0.01	0.01	0.05	0.08
Income tax adjustments	(0.01)	(0.01)	(0.03)	(0.04)

Non-GAAP net income per share attributable to Syneron shareholders	$0.03	$0.04	$0.13	$0.08

Weighted average shares outstanding:

Basic	36,768	36,064	36,681	35,826

Diluted	37,228	36,196	37,185	36,058

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the nine-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	30/09/2013	30/09/2013	30/09/2013	30/09/2013	30/09/2013	30/09/2013

GAAP gross profit	$31,913	$2,702	$29,211	$97,511	$6,979	$90,532

Stock-based compensation	72	4	68	215	11	204
Amortization of intangible assets	1,301	254	1,047	4,008	762	3,246

Non-GAAP gross profit	$33,286	$2,960	$30,326	$101,734	$7,752	$93,982

GAAP operating income (loss)	$(1,126)	$(1,215)	$89	$(8,362)	$(5,827)	$(2,535)

Stock-based compensation	979	103	876	3,306	293	3,013
Amortization of intangible assets	1,672	317	1,355	5,369	951	4,418
Remeasurement of contingent consideration	327	-	327	870	-	870
Other non-recurring items	212	-	212	2,863	-	2,863

Non-GAAP operating income (loss)	$2,064	$(795)	$2,859	$4,046	$(4,583)	$8,629

GAAP net income (loss) attributable to Syneron shareholders	$(1,276)	$(1,316)	$40	$(8,067)	$(5,990)	$(2,077)

Stock-based compensation	979	103	876	3,306	293	3,013
Amortization of intangible assets	1,672	317	1,355	5,369	951	4,418
Remeasurement of contingent consideration	327	-	327	870	-	870
Other non-recurring items	212	-	212	2,863	-	2,863
Income tax adjustments	(393)	(43)	(350)	(1,498)	(130)	(1,368)

Non-GAAP net income (loss) attributable to Syneron shareholders	$1,521	$(939)	$2,460	$2,843	$(4,876)	$7,719

Income (Loss) per share:
Basic
GAAP net loss per share attributable to Syneron shareholders			$0.00			$(0.06)

Stock-based compensation			0.02			0.08
Amortization of intangible assets			0.04			0.12
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.01			0.08
Income tax adjustments			(0.01)			(0.04)

Non-GAAP net income per share attributable to Syneron shareholders			$0.07			$0.22

Diluted
GAAP net loss attributable to Syneron shareholders			$0.00			$(0.06)

Stock-based compensation			0.02			0.08
Amortization of intangible assets			0.04			0.12
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.01			0.08
Income tax adjustments			(0.01)			(0.04)

Non-GAAP net income per share attributable to Syneron shareholders			$0.07			$0.21

Weighted average shares outstanding:

Basic			36,064			35,826

Diluted			36,196			36,058

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Income
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty

Revenues	$60,257	$55,657	$181,688	$172,250
Cost of revenues	26,775	25,331	82,782	78,268

Gross profit	33,482	30,326	98,906	93,982

Operating Income	2,624	2,859	7,673	8,629

Income attributable to Syneron shareholders	$940	$2,460	$4,754	$7,719

Income per share:

Basic
Net Income attributable to Syneron shareholders	0.07	0.07	0.10	0.22

Diluted
Net Income attributable to Syneron shareholders	0.07	0.07	0.10	0.21

Weighted average shares outstanding:
Basic	36,670	36,064	36,637	35,826

Diluted	37,237	36,196	37,277	36,058